Press Release

HARVEST OPERATIONS ANNOUNCES FIRST QUARTER 2014
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – MAY 14, 2014: Harvest Operations Corp. (Harvest or the Company) announces its financial and operating results for the first quarter ended March 31, 2014.

This press release is an overview of the first quarter results for 2014 and should be read with the interim unaudited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the first quarter ended March 31, 2014 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

CONFERENCE CALL:
Harvest will be holding a conference call to discuss our first quarter 2014 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on May 22, 2014. Callers may dial 1-800-769-8320 (international callers or Toronto local dial 416-340-8530) a few minutes prior to start and request the Harvest conference call. The call will be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering the passcode 5102493.

FIRST QUARTER 2014 HIGHLIGHTS:

Upstream

  Cash contribution from Upstream operations was $139.8 million for the first quarter of 2014, a $16.9 million increase from the same period in 2013 as a result of higher realized prices partially offset by lower sales volumes.

  Upstream production volumes averaged 48,487 boe/d in the first quarter, a 13% decrease compared to the first quarter of 2013 due to natural declines, smaller 2012 and 2013 capital drilling programs and dispositions of certain non-core producing properties.

  Operating netbacks prior to hedging for the quarter averaged $37.27/boe, an increase of $9.72/boe for the same period in 2013 due to higher average realized prices partially offset by higher operating expense and royalties per boe.

  Upstream capital spending in the first quarter of 2014 was $134.3 million mainly related to the drilling, completion and tie-in of wells. Harvest rig released 41 gross wells (31.9 net) during the first quarter of 2014.

  Subsequent to March 31, 2014, Harvest closed two joint ventures with KERR Canada Co. Ltd. (KERR), the Canadian subsidiary of a Korean registered investment fund managed by Hanwha Asset Management Co. Ltd. In the Deep Basin Partnership (DBP), Harvest contributed certain oil and gas properties in the Deep Basin area in northwest Alberta for an 82% interest in the DBP while KERR contributed $100.4 million of cash for an 18% interest in the DBP. The cash will be used to fund the exploration, development and production of the assets contributed by Harvest to the DBP. In the HK MS Partnership (HKMSP) will construct and operate a gas processing facility used primarily to process gas from the DBP. KERR contributed $22.6 million of cash for a 35% interest in HKMSP. The remaining 65% will be contributed by Harvest as cash is required for the construction of the gas processing facility.

BlackGold

  Capital spending for BlackGold in the first quarter was $42.2 million, mainly related to the construction of the Central Processing Facility (CPF).

  Phase 1 of the project is approximately 93% complete as at March 31, 2014. Phase 1 completion, commissioning of the CPF and first steam are expected in 2014.

  As at March 31, 2014, Harvest has incurred costs of $580.5 million on the EPC contract and has recorded $773.1 million of costs on the project since acquiring the BlackGold assets in 2010.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	May 14, 2014

Downstream

  Cash contribution from Downstream operations was $33.7 million for the first quarter of 2014, compared to a cash deficiency of $33.0 million in the same period in 2013. This was mainly due to a US$7.07/bbl improvement of the average refining margin and an improved yield mix compared to the same quarter in 2013.

  First quarter gross refining margins averaged US$9.58/bbl compared to US$2.51/bbl in the same quarter of 2013 due to higher realized product margins as a result of improved sour crude differentials.

  Refinery throughput volume averaged 95,767 bbl/d in the first quarter, a decrease of 4,307 bbl/d compared to the same period in 2013. During the first quarter of 2014 lower volumes of vacuum gas oil were processed due to constrained market economics.

Corporate

  Harvests net income in the first quarter of 2014 was $3.0 million, an increase of $98.4 million from the first quarter of 2013 due to improvements in operating income in both the Upstream and Downstream operations as described above.

  In December of 2013, Harvest entered into a five year $200 million subordinated loan agreement with Korea National Oil Corporation (KNOC). As at March 31, 2014 Harvest has borrowed $160 million under the loan agreement.

  Harvest has appointed Mr. John Wearing as Acting Chief Operating Officer. Mr. Wearing joined Harvest in 2011 and previously held the position of Director, Corporate Partnerships. Mr. Wearing is a Professional Engineer with over 30 years of experience in the oil and gas industry.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended March 31
	2014	2013
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	48,487	55,571
Average realized price
Oil and NGLs ($/bbl)(2)	82.30	69.41
Gas ($/mcf)(2)	6.16	3.46
Operating netback prior to hedging ($/boe)(1)	37.27	27.55
Operating income (loss)	21.8	(22.5)
Cash contribution from operations(1)	139.8	122.9
Capital asset additions (excluding acquisitions)	134.3	123.2
Property and business acquisitions (dispositions), net	(2.1)	3.2
Net wells drilled	31.9	44.9
Net undeveloped land additions (acres)	6,444	16,213

BLACKGOLD OIL SANDS
Capital asset additions	42.2	61.0

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	95,767	100,074
Average refining gross margin (US$/bbl)(1)	9.58	2.51
Operating income (loss)	31.5	(55.0)
Cash contribution (deficiency) from operations(1)	33.7	(33.0)
Capital asset additions	3.1	12.5

NET INCOME (LOSS)(3)	3.0	(95.4)
(1) This is a non-GAAP measure; please refer to “Non-GAAP Measures” the MD&A.
(2) Excludes the effect of risk management contracts designated as hedges.
(3) Net income (loss) includes the consolidated operating results of Harvest’s operating segments.

OUTLOOK:
The following guidance is provided as general information for stakeholders regarding management’s expectations for 2014 for the Upstream, BlackGold and Downstream business segments. The guidance information provided is consistent with Harvest’s most recent budget information. Readers are cautioned that the guidance information provided within this Outlook may not be appropriate for other purposes and the actual results may differ materially from those anticipated.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	May 14, 2014

Upstream
Production volume for the year 2014 is targeted at approximately 48,800 boe/d reflecting natural declines and assets dispositions during 2013 and our 2014 operating costs are expected to average $17.80/boe. During the first quarter of 2014 production averaged 48,487 boe/d and operating expense was $20.29/boe due to higher than expected power costs as well as repairs and maintenance charges.

The 2014 annual capital budget for the Upstream business is $350 million. During the first quarter of 2014 Harvest spent $134.3 million.

Harvest has not budgeted for asset acquisitions or dispositions. The Company has identified non-core properties for disposition representing approximately 2,400 boe/d of production. Proceeds from dispositions would be used to manage Harvest’s liquidity, fund development of core assets and for the acquisition of strategic assets.

BlackGold
Due to extreme winter conditions the project scaled back construction activities during the first quarter of 2014. Harvest anticipates resuming full construction activities in the second quarter of 2014 and has revised the project schedule accordingly.

BlackGold currently has a capital spending budget of $131 million of which $42.2 million was spent in the first quarter of 2014.

Harvest anticipates construction completion of the 10,000 bbl/d Phase 1 CPF in the second half of 2014 with first steam expected in the fourth quarter of 2014.

Downstream
The 2014 capital budget for the Downstream operations has been revised to $38 million from $139 million due to the rescheduling of a refinery turnaround that was planned for the second half of 2014. The turnaround postponement is a result of running cleaner produced vacuum gas oils in the Isomax unit resulting in an extension of the catalyst life. The remaining capital spending in 2014 is allocated to sustaining and reliability improvement projects. As at the end of the first quarter of 2014 the Downstream Operations had utilized $3.1 million of the capital budget.

For the full year 2014 throughput is anticipated to average approximately 92,500 bbl/d, with operating costs and purchased energy costs aggregating to approximately $8.00/bbl. In the first quarter of 2014 throughput averaged 95,767 bbl/d with operating and purchased energy costs of $7.37/bbl.

Harvest continues to evaluate various business opportunities pertaining to the Downstream business including, but not limited to, introduction of joint venture partners, disposition, in whole or in part, as well as multiple other economic scenarios for future operations. An outcome or recommendation arising out of this review has not been determined to date.

Harvest’s revised capital expenditure budget for 2014 is $519 million, comprised of $350 million for Upstream oil & gas operations, $131 million the BlackGold oil sands project and $38 million for the Downstream refining and marketing business.

HARVEST PROFILE:
Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY:
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Please also refer to “Forward-Looking information” in the MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this press release may include, but are not limited to, the forward looking statements made throughout this press release with reference to the following items to future periods: production volumes, refinery throughput volumes, operating costs, acquisitions and dispositions, capital spending and allocation of such to various projects, commerciality of Harvest’s capital projects, the ability to achieve the maximum capacity from the BlackGold central processing facilities, access and ability to raise capital, cash from operating activities, regulatory approval and development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	May 14, 2014

The forward-looking information in the press release is provided with the objective to share with stakeholder’s management’s expectations for 2014 operating levels, key expenses in the Upstream and Downstream segments and major cash outflows in 2014. The guidance information provided is consistent with the Company’s current budget information. Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION:
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca